UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

ToughBuilt Industries, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89157G 207

(CUSIP Number)

December 31, 2018

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

1.	NAME OF REPORTING PERSON Hillair Capital Investments L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None.
	6.	SHARED VOTING POWER 986,102 **
	7.	SOLE DISPOSITIVE POWER None.
	8.	SHARED DISPOSITIVE POWER 986,102 **
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,102 **
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% **
12.	TYPE OF REPORTING PERSON: PN

** See Item 4

1.	NAME OF REPORTING PERSON Hillair Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None.
	6.	SHARED VOTING POWER 986,102 **
	7.	SOLE DISPOSITIVE POWER None.
	8.	SHARED DISPOSITIVE POWER 986,102 **
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,102 **
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% **
12.	TYPE OF REPORTING PERSON: OO

** See Item 4

1.	NAME OF REPORTING PERSON Sean M. McAvoy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None.
	6.	SHARED VOTING POWER 986,102 **
	7.	SOLE DISPOSITIVE POWER None.
	8.	SHARED DISPOSITIVE POWER 986,102 **
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,102 **
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% **
12.	TYPE OF REPORTING PERSON: IN

** See Item 4

Item 1(a).	Name of Issuer.
ToughBuilt Industries, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices.
25371 Commercentre Drive, Suite 200, Lake Forest, CA 92630
Item 2(a).	Names of Person Filing.

The persons filing this statement are Hillair Capital Investments L.P. (“Hillair Investment”), Hillair Capital Management LLC (“Hillair Management”), and Sean M. McAvoy (“Mr. McAvoy” and, collectively with Hillair Investment and Hillair Management, the “Reporting Persons” and, each, a “Reporting Person”).

Item 2(b).	Address of Principal Business Office, or if none, Residence.
The address of the principal office of each Reporting Person is c/o Hillair Capital Management LLC, 345 Lorton Ave., Suite 303, Burlingame, CA 94010.
Item 2(c).	Citizenship.
Hillair Investment is a Cayman Islands exempt limited partnership. Hillair Management is a Delaware limited liability company. Mr. McAvoy is an individual and citizen of the United States of America.
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.0001 per share (the “Common Stock”), Series A Warrants and Series B Warrants
Item 2(e).	CUSIP Numbers.
Common Stock - 89157G 207 Series A Warrant - 89157G 116 Series B Warrant – 89157 G124
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

Each of the Reporting Persons may be deemed to be the beneficial owner of 986,102 shares of Common Stock as of December 31, 2018. The 986,102 shares of Common Stock beneficially owned by each of the Reporting Persons include (i) 864,560 shares of Common Stock beneficially owned by each of the Reporting Persons (ii) Series A Warrants to purchase 60,771 shares of Common Stock beneficially owned by each of the Reporting Persons (which amount does not include 1,128,789 Series A Warrants held by the Reporting Persons that are not eligible for exercise due to a beneficial ownership limitation of 9.99% contained in such Series A Warrants) and (iii) Series B Warrants to purchase 60,771 shares of Common Stock beneficially owned by each of the Reporting Persons (which amount does not include 1,128,789 Series B Warrants held by the Reporting Persons that are not eligible for exercise due to a beneficial ownership limitation of 9.99% contained in such Series B Warrants).

Hillair Management is the investment advisor to Hillair Investment. By virtue of such relationship, Hillair Management may be deemed to have dispositive power over the shares owned by Hillair Investment. Hillair Management disclaims beneficial ownership of such shares. Mr. McAvoy is the manager of Hillair Management. By virtue of such relationship, Mr. McAvoy may be deemed to have dispositive power over the shares owned by Hillair Investment. Mr. McAvoy disclaims beneficial ownership of such shares.

Accordingly, for the purpose of this Statement:

(a)               Amount beneficially owned by each of the Reporting Persons: 986,102 shares of Common Stock of the Issuer.

(b)               Percent of Class: each of the Reporting Persons beneficially hold 9.99% of the Issuer’s issued and outstanding Common Stock (based on 9,870,906 shares of Common Stock issued and outstanding, as stated by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Commission on December 20, 2018).

(c)               Number of shares as to which each of the Reporting Persons have:

(i)                 Sole power to direct the vote: None.

(ii)              Shared power to vote or to direct the vote: 986,102

(iii)            Sole power to dispose or direct the disposition of the Common Stock: None.

(iv)             Shared power to dispose or direct the disposition of the Common Stock: 986,102

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
EXHIBITS

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

99.1	Joint Filing Agreement, dated the date hereof, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2019
(Date)

Hillair Capital Investments L.P.

By:	/s/ Sean M. McAvoy
Name: Sean M. McAvoy
Title: Authorized Signatory

Hillair Capital Management LLC*

By:	/s/ Sean M. McAvoy
Name: Sean M. McAvoy
Title: Authorized Signatory

/s/ Sean M. McAvoy*
Sean M. McAvoy

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

EXHIBIT 99.1

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JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of ToughBuilt Industries, Inc. is filed jointly, on behalf of each of them.

Dated: February 26, 2019

Hillair Capital Investments L.P.

By:	/s/ Sean M. McAvoy
Name: Sean M. McAvoy
Title: Authorized Signatory
Hillair Capital Management LLC

By:	/s/ Sean M. McAvoy
Name: Sean M. McAvoy
Title: Authorized Signatory

/s/ Sean M. McAvoy
Sean M. McAvoy